Exhibit 99.1

TSX:   JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES BOARD OF DIRECTOR ELECTION RESULTS

TORONTO, ONTARIO – June 27, 2014 – Just Energy Group Inc. (TSX; NYSE: JE) (“Just Energy” or the “Company”) is pleased to announce that at its annual meeting of shareholders held yesterday, each of the nine nominees listed in its management information circular dated May 28, 2014 were elected as directors of Just Energy to serve until the next annual meeting of shareholders of Just Energy or until their successors are elected or appointed. The results of the shares voted in respect of the election of each director are set out below.

Director	Votes For	Percentage	Votes Withheld	Percentage
John A. Brussa	39,664,142	77.48%	11,528,163	22.52%
R. Scott Gahn	45,603,880	89.08%	5,588,425	10.92%
Gordon D. Giffin	41,304,521	80.69%	9,887,784	19.31%
Michael J.L. Kirby	49,798,211	97.28%	1,394,094	2.72%
Rebecca MacDonald	49,768,690	97.22%	1,423,615	2.78%
Brett A. Perlman	49,308,082	96.32%	1,884,223	3.68%
Hugh D. Segal	49,826,259	97.33%	1,366,046	2.67%
George Sladoje	50,041,782	97.75%	1,150,522	2.25%
William F. Weld	49,295,692	96.29%	1,896,818	3.71%

In addition, all other resolutions tabled at the meeting were approved by Just Energy’s shareholders, including the appointment of Ernst & Young LLP as auditors. Detailed voting results for all resolutions will be posted under Just Energy’s SEDAR profile at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov.

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, National Home Services, Tara Energy and Green Star Energy.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com